SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Annapolis Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

035848100

(CUSIP Number of Class of Securities)

Margaret Theiss Faison, Annapolis Bancorp, Inc.
1000 Bestgate Road, Annapolis, MD 21401, (410) 224-4455

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2002

(Date of Event, which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.    035848100

1.	Names of Reporting Person Richard M. Lerner

2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 157,330 8. Shared Voting Power N/A 9. Sole Dispositive Power 157,330 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 157,330

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11) 5.23%

14.	Type of Reporting Person IN

Schedule 13D

Under the Securities and Exchange Commission Act of 1934

Item 1.  Security and Issuer.

The class of equity security to which this statement on form Schedule 13D relates is the common stock (“Securities”), of Annapolis Bancorp, Inc., a bank holding company (the “Issuer”), with principal offices located at 1000 Bestgate Road, Annapolis Maryland 21401.

Item 2.  Identity and Background.

(a)   This statement is being filed by Richard M. Lerner, an individual, hereafter referred to as the “Reporting Person.”

(b)   The Reporting Person’s business address is 1000 Bestgate Road, Annapolis Maryland 21401.

(c)   The Reporting Person is the Chief Executive Officer and Chairman of the Issuer with principal offices located at 1000 Bestgate Road, Annapolis Maryland 21401.

(d)   The Reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which caused him to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)   The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person has been granted restricted shares and granted options to purchase restricted shares of the Issuer’s Securities pursuant to that certain 2000 Stock Incentive Plan (the “Plan”) as filed by the Issuer with the Securities and Exchange Commission on Registration Statement Form S-8, Commission File Number 0-22961 on April 11, 2001, and incorporated herein by reference.

Item 4.  Purpose of Transaction.

(a)   On April 28, 2000, pursuant to the Plan (see Item 3), the Reporting Person was granted (1) an award of 3,333 shares of restricted Securities and (2) an option to purchase 6,666 shares of the Securities, each subject to a five year vesting schedule commencing April 28, 2001. According to the aforementioned vesting schedule, 1,332 of the 3,333 shares and 2,666 of the 6,666 options have vested to date. The remaining 2,001 shares and 4,000 options will not vest in the next 60 days but will vest according to the vesting schedule over the next three years.

On December 31, 2002, the Issuer granted to the Reporting Person additional options to purchase 25,000 shares of the Securities under the Plan. None of the 25,000 options will vest in the next 60 days but will vest as described in Item 5(c) below. The inclusion of the 2,001 restricted shares and options to purchase the 4,000 and 25,000 shares of the Securities, respectively, in this report should not be construed as an admission that the Reporting Person is, for the purposes of section 13(d) of the Act, the beneficial owner of such shares and options.

Other than as described above, the Reporting Person currently has no plan or proposal which relates to or would result in any of the matters described in subparagraphs (b) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals consistent with applicable law.

Item 5:    Interest in Securities of the Issuer.

(a)    The Reporting Person is the beneficial owner of 157,330 shares, representing 5.23% of the 3,010,393 shares of the Issuer’s Securities outstanding according to the Issuer’s quarterly report on Form 10-QSB filed on November 6, 2002. In addition, the Reporting Person also holds 2,001 restricted shares and options to acquire an additional 29,000 shares which cannot be exercised in the next 60 days. 4,000 of the 29,000 have been previously granted and will vest over the next three years and the remaining 25,000 options were granted and will vest as described in Item 5(c) below. The inclusion of the 2,001 restricted shares and the options to purchase the 29,000 shares of the Securities in this report should not be construed as an admission that the Reporting Person is, for the purposes of section 13(d) of the Act, the beneficial owner of such options.

(b)   If the Reporting Person exercises all of the options which have been granted to him, he shall have the power to vote all the 188,331 shares of the Securities reported for him, including the 2,001 restricted shares and options for 29,000 shares of the Securities which will not vest in the next 60 days and for which the Reporting Person disclaims beneficial ownership.

(c)   On December 31, 2002, pursuant to the Plan, the Reporting Person acquired additional options to purchase 25,000 shares of the Securities. The 25,000 options vest in five equal annual installments commencing on December 31, 2003. On the grant date, the market price of the Securities was $5.525 per share and the options are exercisable at an exercise price of $5.525 per share. The inclusion of the options to purchase 25,000 shares of the Securities in this report should not be construed as an admission that the Reporting Person is, for the purposes of sections13(d) of the Act, the beneficial owner of such options.

(d)   Not applicable.

(e)   Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.     Material to be Filed as Exhibits.

  None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2003

By:	/s/ RICHARD M. LERNER
Richard M. Lerner